Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
The following slides below will be used by FirstEnergy Corp. in connection with meetings with various shareholders and shareholder advisory firms beginning on August 16, 2010.

FirstEnergy / Allegheny Energy Merger Update August 2010

In addition to historical information, this presentation may contain a number of "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy's and Allegheny Energy's plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy's and Allegheny Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document. Information Concerning Forward-Looking Statements

Additional Information and Where to Find It In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333- 165640) with the SEC that includes a joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy's website (www.firstenergycorp.com) under the tab "Investors" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Allegheny Energy's website (www.alleghenyenergy.com) under the tab "Investors" and then under the heading "SEC Filings."

Assets

Natural Geographic Fit…


PA
OH
MD
NJ
VA
WV
FirstEnergy Power Plants
Allegheny Power Plants
FirstEnergy (FE) Service Area
Allegheny Energy (AYE) Service Area
Potomac Edison/TrAILCo
VA Transmission Zone*

*Reflects the sale of Allegheny Energy's Virginia distribution assets, which was completed on June 1, 2010, and indicates the transmission service area within Virginia.

FirstEnergy Building a Better, Stronger Company FirstEnergy/Allegheny Energy Merger Update August 2010 4

Assets

Three Separate Growth Platforms…

Utilities	Transmission	Generation / Retail

▪ Greater scale
▪ Increased geographic reach
  ▪ 7 states
  ▪ 10 utilities
▪ 6 million customers
▪ Diverse customer base
▪ Multiple load centers
	▪ Nearly 20K miles of transmission
	▪ Separate transmission entities
	  ▪ ATSI[1]
	  ▪ TrAIL[2]
	  ▪ PATH[3]
	▪ Utility owned
	  ▪ MD, NJ, PA, VA, WV
	▪ Single RTO (PJM)[4]
	▪ Expansion opportunities
		▪ Diversified portfolio
		▪ Margin capture through retail sales growth
		▪ 24 GW capacity[5]
		  ▪ 21 GW competitive
		▪ 26% non-emitting[6] capacity
		▪ Provides FE a cleaner, more efficient coal fleet
		  ▪ 63% SO_2 / NOx controlled capacity
		  ▪ 68% supercritical production

1. American Transmission Systems, Inc
2. Trans-Allegheny Interstate Line
3. Potomac-Appalachian Transmission Highline
4. Effective 6/1/11; Regional Transmission Operator (RTO)
5. Regulated and competitive capacity as of 12/31/09
6. Includes nuclear, wind and hydro

Note: All information above reflects the combined company

Complementary assets
Multiple avenues for future growth

FirstEnergy Building a Better, Stronger Company FirstEnergy/Allegheny Energy Merger Update August 2010 5

Transition Planning Underway... Integration / planning teams Teams comprising FirstEnergy and Allegheny Energy employees Began review in mid-April Identifying value-drivers Teamwork has been very positive Leveraging prior integration experience Value of "lessons learned" GPU / FirstEnergy Centerior Energy / Ohio Edison Cleveland Electric / Toledo Edison Year 1 Year 2 Year 3 Year 4 Year 5 Costs-to-Achieve Plus Pre-Merger Initiatives -165 -95 -35 -28 -28 Corporate 180 350 450 480 530 Utility 14 26 28 31 33 Nuclear 17 31 34 36 39 Fossil 11 18 19 20 22 T&M 40 43 46 48 51 Benchmarking* 4 40 40 40 Cash Flow 7 25 50 79 109 Estimated Transaction Benefits $MM Gross Pre-Tax Benefits Costs to Achieve Generation Capacity Combined Utility 0.19 Corporate 0.21 IT 0.1 Supply Chain 0 Generation 0.5 Corporate Generation and Fuel Information Services Utility Estimated Benefits By Category* Benefits *Actual percentages may vary

Generation and Fuel: Benefits Generation asset reliability improvement Dispatch optimization Expand use of fuel blending techniques Mining assets (increased MW) Centralized, in-sourced maintenance functions Outage best practices Safety / training program best practices Ash sales Retail sales growth strategy Generation Economies of scale and best practices Barge optimization Rail optimization Off-site storage and blending Inventory optimization / reduction Warrenton River terminal enhanced utilization Fuel procurement Fuel Motors Boilers tubing / parts Chemicals Pulverizer parts Valves and pumps Generation Materials Scaffolding services Boilers maintenance agreement services Turbine generator maintenance and overhaul services Engineering services Ash disposal services Industrial cleaning Insulation repair and services Generation Services Benefits

Note: Peer benchmarking figures are sourced from a Navigant study commissioned by FE in 2009. Source: Generation Knowledge Service, Copyright 2010 Navigant Consulting, Inc. Supercritical Benchmark 2009 2008 2007 2006 Equivalent Forced Outage Rate (EFOR) FE and AYE (Supercritical and Subcritical) Capacity Factor (3 Yr Average) FE and AYE (Supercritical and Subcritical) Supercritical Benchmark 71% 77% 82% 2006-2008 42% 75% 68% 84% 2005-2007 45% 74% 69% 85% FE Subcritical (BS1 & All Other Coal Units) AYE Supercritical AYE Subcritical FE Supercritical (EL5, SA6-7, MN 1-3) Upper Quartile Median Lower Quartile Supercritical Benchmarks Benefits Proven Performance...

Value Chain Retail Suppliers Allegheny Energy Supply FirstEnergy Solutions Retail Margin ? ? Wholesale Margin ? ? Generation Margin ? ? Retail Risk Counterparty Collateral Limited Counterparty Limited Collateral Limited Counterparty Limited Collateral Margin captured across entire value chain, not just one component... Margin Generation assets provide unique benefits Nuclear $$$ Baseload $$ Intermediate $

Corporate and Information Services: Benefits Review of outsourced services Integrate SAP and other systems Information systems consolidation: Enterprise applications Network communications Infrastructure & data centers Utility systems Generation systems Transaction management Credit systems Information Services Organizational alignment Consolidate facility leases, external auditors, credit facilities and benefit programs Rationalize insurance premiums; risk pooling Consolidate various shareholder services (annual reports, annual meetings, etc.) Corporate / HR Benefits

Utility Operations: Benefits Benefits Services Materials Processes Vegetation management Substation construction Pole inspections Energy efficiency Underground locating Vehicle leasing Meters Substation transformers Distribution transformers Wire and cable Wood poles Pole line hardware Vehicle fuel Equipment rental Consolidate design processes Decentralize distribution operations Consolidate transmission operations Consolidate weather-related contracts Reduce dependence on outside mutual assistance Supply Chain Optimization

On Plan and On Schedule... Shareholder Approvals S-4 Registration Statement declared effective July 16, 2010 Separate shareholder meetings scheduled for September 14, 2010 State Regulatory Filings Maryland Public Service Commission - Filed May 27, 2010 Pennsylvania Public Utility Commission - Filed May 14, 2010 Public Service Commission of West Virginia - Filed May 18, 2010 Virginia State Corporation Commission - Completed filing June 14, 2010 Federal Energy Regulatory Commission (FERC) Filed May 11, 2010; additional information provided June 21, 2010 Hart-Scott-Rodino/Department of Justice (DOJ) Filed May 25, 2010; second request received June 24, 2010 Ohio Electric Security Plan Pending application includes provision that Public Utilities Commission of Ohio will not assert jurisdiction or review the merger 2009 Approval Merger Close Expected - First Half 2011

Proposals: Jobs / Economic Development / Service No net utility job reductions for two years due to involuntary attrition as a result of the merger integration process (MD, PA, WV) Establish FE regional management approach (MD, PA, WV) Establish new Power Systems Institute program (PA, WV) Maryland Public Service Commission New regional headquarters and residential credit ($2.5M benefit over 2 years) Pennsylvania Public Utility Commission AYE corporate headquarters in Greensburg will be West Penn regional headquarters Public Service Commission of West Virginia Complete and staff Fairmont Transmission Operations Center Allegheny Power Customer Call Center in Fairmont will not be eliminated as a result of the merger integration process Dec. 15 2009 Significant benefits to customers and communities through non-traditional approaches Approval

Compelling Transaction... Benefits - real and achievable Margin - across entire value chain Assets - three growth platforms Approvals - on plan and on schedule Experienced management with proven ability to integrate companies

Appendix

Diverse Competitive Generation Portfolio Combined Competitive Capacity 1 Capacity Combined Subcritical Coal 20 Supercritical Coal 42 Nuclear 19 Gas / Oil 12 Hydro/Wind 7 Wind Combined Competitive Production 2 Nuclear Gas / Oil Output Combined Subcritical Coal 18 Supercritical Coal 52 Nuclear 27.5 Gas / Oil 0.9 Hydro 1.4 Supercritical Coal Nuclear Gas / Oil <1% Hydro/Wind ~2% Total Combined Capacity: 21 GW Total Combined Production: 117 TWh 1. Combined capacity as of year-end 2009 2. Combined production as of year-end 2008 3. Based on capacity Hydro/Wind Subcritical Coal Supercritical Coal Subcritical Coal 68% of the combined coal-based fleet3 would be highly efficient, super-critical generation - compared with the national average of 28%

Utility Operations at a Glance* Ownership Company Customers (millions) Service Area Square Miles (thousands) Distribution Overhead Wire Miles (thousands) Number of Substations Total Line Staffing FE Ohio Edison/Penn Power 1.2 8.1 41.2 447 625 FE Cleveland Electric Illuminating 0.8 1.6 21.2 207 364 FE Toledo Edison 0.3 2.3 10.9 108 176 FE Jersey Central Power & Light 1.1 3.2 26.4 328 544 FE Met-Ed 0.6 3.3 22.8 243 295 FE Penelec 0.6 17.6 36.0 462 447 AYE West Penn Power 0.7 10.4 30.7 498 420 AYE Potomac Edison 0.4 5.2 16.8 169 259 AYE Monongahela Power 0.4 13.0 26.3 227 320 Total 6.1 64.7 232.3 2,689 3,450 *Data as of year-end 2009 adjusted for the sale of The Potomac Edison Company's electric distribution operations in Virginia

Rate Base Ownership Company Rates Effective Rate Base ($ millions) Allowed ROE FE Ohio Edison January 2009 $1,251 10.5% FE Penn Power May 1998 $654 12.9% FE Cleveland Electric Illuminating May 2009 $984 10.5% FE Toledo Edison January 2009 $414 10.5% FE Jersey Central Power & Light June 2005 $2,080 9.75% FE Met-Ed January 2007 $969 10.1% FE Penelec January 2007 $1,068 10.1% AYE West Penn Power December 1994 $1,029 11.5% AYE Potomac Edison (excludes VA) June 2010 - WV February 1993 - MD $751* 10.5% - WV 11.9% - MD AYE Monongahela Power June 2010 $1,122 10.5% FE utility rate bases are from the most recent rate case, AYE utility rate bases are as of 12/31/09 * Includes MD and WV

State Procedural Schedules Pennsylvania June 22, 2010 - Prehearing Conference July 15, 2010 - Supplemental Testimony Filed July 30, 2010 - Deadline to Identify Proposed Witnesses Week of August 3, 2010 - Public Input Hearing August 17, 2010 - Direct Testimony (Intervenors) Due September 13, 2010 - Rebuttal Testimony Due October 1, 2010 - Surrebuttal Testimony Due October 12-15, 2010 - Evidentiary Hearings November 3, 2010 - Main Briefs Due November 15, 2010 - Reply Briefs Due Maryland June 22, 2010 - Prehearing Conference September 27, 2010 - Direct Testimony Due October 18, 2010 - Rebuttal Testimony Due November 3, 2010 - Evidentiary Hearings Commence December 3, 2010 - Initial Briefs Due December 17, 2010 - Reply Briefs Due January 7, 2011 - Decision Deadline

State Procedural Schedules West Virginia August 2, 2010 - Intervention Deadline October 14, 2010 - Non-Company Direct and Rebuttal Testimony Due November 1, 2010 - Company Rebuttal Testimony Due November 8, 2010 - Evidentiary Hearings Commence December 6, 2010* - Initial Briefs Due December 16, 2010* - Reply Briefs Due Virginia July 30, 2010 - Notice of Participation/Hearing Request Deadline August 13, 2010 - Staff Report Due August 20, 2010 - Petitioner Response Due September 13, 2010 - Decision Due *Initial briefs due 20 days after transcript is available (estimated to be November 15, 2010; Reply briefs due 10 days after initial briefs)